40-33

Sutherland
Asbill &
Brennan LLP
ATTORNEYS AT LAW

1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415
202.383.0100
fax 202.637.3593
www.sablaw.com

CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
Internet: cynthia.krus@sablaw.com


03059064



August 6, 2003

PROCESSED
AUG 11 2003
THOMSON
FINANCIAL

VIA COURIER

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Civil Action Documents Filed on Behalf of MCG Capital Corporation--File No. 814-00239

Ladies and Gentlemen:

On behalf of MCG Capital Corporation (the "Company"), enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the motion to dismiss filed in In re: MCG Capital Corporation Securities Litigation (Case No. 1: 03 CV 0114A, filed in the United States District Court for the Eastern District of Virginia), a civil action involving the Company and certain officers of the Company.

If you have any questions regarding this submission, please do not hesitate to call Steve Boehm at (202) 383-0176 or me at (202) 383-0218.

Sincerely,

Cynthia M. Krus

Enclosure
cc: Samuel G. Rubenstein, Esq./MCG Capital Corporation
Steven B. Boehm, Esq./SAB

UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF VIRGINIA
ALEXANDRIA DIVISION



IN RE MCG CAPITAL CORPORATION SECURITIES LITIGATION	Civil Action No. 1:03CV0114A

MOTION TO DISMISS BY DEFENDANTS
MCG CAPITAL CORPORATION, BRYAN J. MITCHELL,
JANET C. PERLOWSKI, AND STEVEN F. TUNNEY

Defendants MCG Capital Corporation, Bryan J. Mitchell, Janet C. Perlowski, and Steven F. Tunney, by counsel, move this Court to dismiss the claims asserted against them by Plaintiffs in the above-captioned securities class action on the following grounds:

1. Counts I, II, III, and IV of the Consolidated and Amended Class Action Complaint (the "Amended Complaint") fail to state a claim upon which relief can be granted against any of the Defendants because no material misstatement is alleged.

2. Counts II and IV of the Amended Complaint fail to state a claim upon which relief can be granted against Defendants Mitchell, Perlowski, or Tunney because the requisite elements of control person liability under either Section 15 of the Securities Act of 1933, 15 U.S.C. § 77*o*, or Section 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. § 78t have not been pled.

3. Defendants incorporate the accompanying memorandum of law and supporting declarations as further support for this motion.

WHEREFORE Defendants respectfully request this Court grant their motion and dismiss all claims in the Amended Complaint as to Defendants MCG Capital Corporation, Bryan J.

Mitchell, Janet C. Perlowski, and Steven F. Tunney in their entirety and with prejudice and award Defendants their costs in having to bring this motion.

Respectfully Submitted,



Charles E. Davidow
Paul R. Eckert (VSB No. 43473)
WILMER, CUTLER & PICKERING
2445 M Street, N.W.
Washington, DC 20037-1420
Phone: 202/663-6000
Fax: 202/663-6363

David P. Donovan (VSB No. 47640)
Melanie D. Coates (VSB No. 38682)
WILMER, CUTLER & PICKERING
1600 Tysons Boulevard, 10th Floor
McLean, VA 22102
Phone: 703/251-9700
Fax: 703/251-9797

Attorneys for Defendants
MCG Capital Corporation,
Bryan J. Mitchell, Janet C. Perlowski,
and Steven F. Tunney

August 4, 2003

CERTIFICATE OF SERVICE

I hereby certify that a copy of the foregoing Motion To Dismiss by Defendants MCG Capital Corporation, Bryan J. Mitchell, Janet C. Perlowski, and Steven F. Tunney was served by first class mail, postage prepaid, this 4th day of August, 2003, to the following counsel for Plaintiffs:

Harvey B. Cohen, Esq.
John C. Pasierb, Esq.
Cohen, Gettings & Caulkins, P.C.
2200 Wilson Boulevard
Suite 800
Arlington, VA 22201
Fax: (703) 525-2489
Liaison Counsel for Plaintiffs



Paul R. Eckert

UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF VIRGINIA
ALEXANDRIA DIVISION

- 4 2003

IN RE MCG CAPITAL CORPORATION SECURITIES LITIGATION	))))	Civil Action No. 1:03CV0114A

MEMORANDUM IN SUPPORT OF DEFENDANTS' MOTION TO DISMISS

Charles E. Davidow
Paul R. Eckert (VSB No. 43473)
WILMER, CUTLER & PICKERING
2445 M Street, N.W.
Washington, DC 20037-1420
Phone: 202/663-6000
Fax: 202/663-6363

David P. Donovan (VSB No. 47640)
Melanie D. Coates (VSB No. 38682)
WILMER, CUTLER & PICKERING
1600 Tysons Boulevard, 10th Floor
McLean, VA 22102
Phone: 703/251-9700
Fax: 703/251-9797

Attorneys for Defendants
MCG Capital Corporation,
Bryan J. Mitchell, Janet C. Perlowski,
and Steven F. Tunney

TABLE OF CONTENTS

Page

TABLE OF AUTHORITIES iii

INTRODUCTION 1

BACKGROUND 4

ARGUMENT 10

I. THE COMPLAINT FAILS TO PLEAD A MISSTATEMENT OR OMISSION OF A MATERIAL FACT. 10

A. As a Matter of Law, Whether Mr. Mitchell Earned an Undergraduate Degree from Syracuse University Was Immaterial to Reasonable Investors 11

1. The misstatement at issue was not pertinent to any rational assessment of an investment in MGC Capital Corporation shares 11

2. Federal Courts have found misstatements concerning a person's educational history to be immaterial unless they were made in furtherance of a comprehensive fraud. 13

3. Plaintiffs' reliance on a "management integrity" theory of materiality is misplaced. 14

B. The Prompt Recovery in the Company's Share Price Precludes Plaintiffs' Reliance on Market Price to Establish Materiality. 15

II. THE COMPLAINT FAILS TO STATE A CLAIM UNDER § 15 OF THE SECURITIES ACT OR § 20(A) OF THE EXCHANGE ACT 18

A. The Complaint's Failure To State a Primary Claim Under Either § 11 of the Securities Act or § 10(b) of the Exchange Act Precludes Control Person Liability. 18

B. The Individual Defendants Cannot BE Liable for Both Primary Violations and As Control Persons Under § 15 of the Securities Act or § 10(b) of the Exchange Act. 19

C. The Complaint Fails to Plead Sufficient Facts Concerning Tunney or Perlowski's Control or Culpability To Support a Claim of Control Person Liability. 19

1. The Amended Complaint fails to plead sufficient facts concerning Tunney or Perlowski's authority and/or ability to control Mitchell or MCG Capital Corporation 20

2. The Amended Complaint fails to plead any "culpable participation" by Tunney or Perlowski 22

CONCLUSION 25

TABLE OF AUTHORITIES

CASES

American General Insurance Co. v. Equitable General Corp.,
493 F. Supp. 721 (E.D. Va. 1980) 22, 23

Arnlund v. Smith,
210 F. Supp. 2d 755 (E.D. Va. 2002) 4, 10, 23

Carpenter v. Harris, Upham & Co.,
594 F.2d 388 (4th Cir. 1979), *cert. denied*, 444 U.S. 868 (1979) 22

Cortec Industries, Inc. v. Sum Holding LP,
949 F.2d 42 (2d Cir. 1988) 4

Davis v. Coopers & Lybrand,
787 F. Supp. 787 (N.D. Ill. 1992) 21

Ganino v. Citizens Utilities. Co.,
228 F.3d 154 (2d Cir. 2000) 16

Gannon v. Continental Insurance Co.,
920 F. Supp. 566 (D.N.J. 1996) 5

Gasner v. Board of Supervisors,
103 F.3d 351 (4th Cir. 1996) 11, 13

Gustafson v. Alloyd Corp.,
513 U.S. 561 (1995) 5

Hemming v. Alfin Fragrances, Inc.,
690 F. Supp. 239 (S.D.N.Y. 1988) 21

Hillson Partners LP v. Adage Inc.,
42 F.3d 204 (4th Cir. 1994) 10, 11, 15, 18

Howard v. Everex Systems, Inc.,
228 F.3d 1057 (9th Cir. 2000) 21

Howing Co. v. Nationwide Corp.,
826 F.2d 1470 (6th Cir. 1987) 15

In re Allied Capital Corp. Securities Litigation, No. 02 Civ. 3812 (GEL),
2003 WL 1964184 (S.D.N.Y. Apr. 25, 2003) 16, 17

In re Criimi Mae Securities Litigation,
94 F. Supp. 2d 652 (D. Md. 2000) 22

In re Cryomedical Sciences, Inc. Securities Litigation,
884 F. Supp. 1001 (D. Md. 1995) 20, 21, 22, 23

In re FAC Realty Securities Litigation,
990 F. Supp. 416 (E.D.N.C. 1997) 22

In re Medimmune, Inc. Securities Litigation,
873 F. Supp. 953 (D. Md. 1995) 20, 21, 22, 23

In re Microstrategy, Inc. Securities Litigation,
115 F. Supp. 2d 620 (E.D. Va. 2000) 21, 22, 23

In re Regal Communications Corp, Securities Litigation,
1996 WL 411654 (E.D. Pa. July 7, 1996) 19

In re USEC Securities Litigation,
190 F. Supp. 2d 808 (D. Md. 2002) 4, 10, 19

Kalnit v. Eichler,
85 F. Supp. 2d 232 (S.D.N.Y. 1999), *aff'd*, 264 F.3d 131 (2d Cir. 2001) 19

Leventhal v. Tow,
48 F. Supp. 2d 104 (D. Conn. 1999) 17

Longman v. Food Lion, Inc.,
197 F.3d 675 (4th Cir. 1999), *cert. denied*, 529 U.S. 1067 (2000) 19

Matthews v. Centex Telemanagement, Inc., No. C-92-1837-CAL,
1994 WL 269734 (N.D. Cal. June 8, 1994) 17

New Equity Security Holders Committee for Golden Gulf, Ltd. v. Phillips,
97 B.R. 492 (E.D. Ark. 1989) 13, 14

Parnes v. Gateway 2000, Inc.,
122 F.3d 539 (8th Cir. 1997) 11

Phillips v. LCI International, Inc.,
190 F.3d 609 (4th Cir. 1999) 4

Picard Chemical Inc. Profit Sharing Plan v. Perrigo Co.,
940 F. Supp. 1101 (W.D. Mich. 1996) 21

Raab v. General Physics Corp.,
4 F.3d 286 (4th Cir. 1993) 10, 18

SEC v. Physicians Guardian Unit Investment Trust,
72 F. Supp. 2d 1342 (M.D. Fla. 1999) 14

SEC v. Suter, No. 81C3865,
1983 WL 1287 (N.D. Ill. Feb. 11, 1983) 14

Stamatio v. Hurco Companies, Inc.,
885 F. Supp. 1180 (S.D. Ind. 1995) 21

TSC Industries Inc. v. Northway, Inc.,
426 U.S. 438 (1976) 15

Walker v. Cardinal Savings & Loan Ass'n,
690 F. Supp. 494 (E.D. Va. 1988) 20, 21, 22, 23

Weill v. Dominion Resources,
875 F. Supp. 331 (E.D. Va. 1994) 10, 19, 24

Wielgos v. Commonwealth Edison Co.,
688 F. Supp. 331 (N.D. Ill. 1988) 18

STATUTES

Investment Company Act of 1940, 15 U.S.C. §§ 80a53-64 4

Securities Act of 1933, 15 U.S.C. § 77*o* 1, 18

Securities Exchange Act of 1934, 15 U.S.C. § 78t 1, 18

RULES

Fed. R. Civ. P. 12(h) 5

AGENCY MATERIALS

Amendments to the Offering Exemption Under Regulation E of the Securities Act of
1933, Securities Act Rel. No. 6926, 57 Fed. Reg. 9825, (Mar. 20, 1992) 4

INTRODUCTION

Defendants MCG Capital Corporation (the "Company"), Bryan J. Mitchell, Janet C. Perlowski, and Steven F. Tunney (the "Individual Defendants") respectfully submit this memorandum in support of their motion to dismiss Plaintiffs' Consolidated Amended Class Action Complaint ("Am. Compl."). This case arises out of the Company's disclosure on November 1, 2002 that its then-Chairman and CEO, Bryan Mitchell, had informed the board of directors "that contrary to prior disclosures, he does not hold a Bachelor of Arts degree from Syracuse University."[1] The Company's share price declined $3.45 on the day of the announcement, regaining half of the loss on the following trading day and trading at pre-announcement levels by early December. The Plaintiffs' claims rest entirely on the purported materiality of the misstatement that Mitchell held an undergraduate degree in economics from Syracuse when, in fact, his three year attendance at the school did not result in the award of a baccalaureate degree.

This case is only about the Company's single misstatement that Mitchell had a B.A. degree in economics from Syracuse University when in fact he did not. Plaintiffs do not allege that any other statement was incorrect in any of the Company's SEC filings since November 2001, that any financial data have ever been misreported, that the financial statements were in any way deficient under Generally Accepted Accounting Principles, or that either Company

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[1] Press Release, MCG Capital Chairman Bryan J. Mitchell Makes Additional Disclosure (Nov. 1, 2002) (Ex. 1), cited in Am. Compl. ¶¶ 37, 74(d). Defendants have cited to relevant portions of the Company's SEC filings and have attached as exhibits the internet postings and Company announcements that were cited to, quoted from, and/or relied upon by Plaintiffs in their Amended Complaint. This Court may consider these materials on a motion to dismiss. *See infra* note 2.

management generally or Mitchell in particular have ever engaged in any claimed misconduct other than this single misstatement.

This motion thus raises the sole issue of whether a single misstated fact—whether the CEO of a business development company, with more than a dozen years of complex and specialized lending experience, obtained a college degree some twenty years earlier—would have been material to reasonable investors deciding whether to invest in the Company's stock and, if so, whether the Plaintiffs can subject the Company to potentially crippling damages under the federal securities acts.

For the reasons set forth more fully below, Defendants move this Court to dismiss the Amended Complaint in its entirety with prejudice for (1) failing to allege the misstatement of a material fact and, (2) with respect to the Individual Defendants, for failing to allege the requisite facts to establish control person liability.

First, the fact that Mitchell attended Syracuse University for three years but failed to receive a baccalaureate degree was not pertinent to any rational assessment of an investment in MCG Capital Corporation shares:

- No reasonable investor would have thought differently about their investment in the Company had the offering documents been silent as to Mitchell's undergraduate degree or had they disclosed that Mitchell attended Syracuse University for three years but had not been awarded a degree. *See infra*, Part I.A.1.

- There is no support in caselaw for Plaintiffs' allegation that the misstated fact was material. Indeed, in a case strikingly on point, a federal district court held that a false statement in an offering memorandum concerning a principal's undergraduate degree from the University of Arkansas was immaterial as a matter of law. *See infra*, Part I.A.2.

- Plaintiffs' apparent theory of materiality—that *any* misstated fact concerning management bears on management's "credibility and integrity" and is therefore material—is untenable and would read the materiality element out of Securities Act Section 11 and Exchange Act Section 10(b). *See infra*, Part I.A.3.

- The market reaction in the days following the Company's correcting disclosure confirms what is apparent from the face of the Amended Complaint: that Plaintiffs' have not met their burden to plead facts that would support a finding of a *material* misstatement. The Company's share price recovered over $1.50 of the $3.45 first day decline within one trading day of the November 1, 2002 announcement and traded at levels above its pre-announcement price by early December. *See infra*, Part I.B.

Second, Plaintiffs' allegations of control person liability under Securities Act Section 15 and Exchange Act Section 20(a) are insufficient as a matter of law.

- Because Plaintiffs have failed to allege the misstatement of any fact that would have been material to investors sufficient to support a primary violation of the federal securities acts, their claims against the individuals fail as a matter of law. *See infra*, Part II.A.

- As to the Individual Defendants, Plaintiffs cannot allege that they are liable both as primary violators and as "control persons." *See infra*, Part II.B.

- As to Defendants Perlowski and Tunney, Plaintiffs have failed to plead sufficient facts to support a finding (1) that either person controlled or had the power to control either Mitchell or the Company and (2) that either person had any "culpable participation" in the alleged misstatement. *See infra*, Part II.C.

BACKGROUND

MCG Capital Corporation is a Delaware company with its executive offices in Arlington, Virginia. MCG Capital Corporation Prospectus dated November 28, 2001, at 2 [hereinafter "Prospectus"]. The Company is organized and registered with the Securities and Exchange Commission as a "business development company" under the Investment Company Act of 1940 (the "1940 Act"). 15 U.S.C. §§ 80a-53-64; Prospectus at 2.[2] Business development companies ("BDCs") "are a category of venture capital companies subject to special provisions under the 1940 Act designed to accommodate their characteristics. A BDC is a closed-end investment company with securities registered or to be registered under Section 12 of [the Securities Exchange Act of 1934 (the 'Exchange Act')] that elects to be treated as a BDC and is operated for the purpose of making specific managerial assistance to the companies in which it invests."[3]

The Company's IPO. MCG Capital Corporation's registration statement and prospectus (collectively the "prospectus") for its initial public offering was declared effective on November 28, 2001. The Company offered 13,375,000 shares to the public at $17 per share. Am. Compl. ¶

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[2] "In evaluating a motion to dismiss pursuant to Federal Rule of Civil Procedure 12(b)(6), not only will the court consider the facts as set forth in the complaint, but the court will also consider the documents attached to the complaint and matters of public record whose authenticity is unquestioned,...." ("'In securities fraud actions, courts will also examine the other information that was publicly available to reasonable investors at the time the defendant made statements plaintiffs alleged were fraudulent.'") *Arnlund v. Smith*, 210 F. Supp. 2d 755, 759-60 (E.D. Va. 2002) (citations omitted); *In re USEC Sec. Litig.*, 190 F. Supp. 2d 808, 812-13 (D. Md. 2002) (same); *see also Phillips v. LCI Int'l, Inc.*, 190 F.3d 609, 618 (4th Cir. 1999) (considering the complete Dow Jones article quoted by plaintiffs); *Cortec Indus., Inc. v. Sum Holding LP*, 949 F.2d 42, 47 (2d Cir. 1988) ("[W]hen a district court decides a motion to dismiss a complaint alleging securities fraud, it may review and consider public disclosure documents required by law to be and which actually have been filed with the SEC . . . ."), *cited in Phillips*, 190 F.3d at 618.

[3] Amendments to the Offering Exemption Under Regulation E of the Securities Act of 1933, Securities Act Rel. No. 6926, 57 Fed. Reg. 9825, (Mar. 20, 1992).

14, 27. The offering was completed on December 4, 2001 and, together with a companion private placement, raised gross proceeds of approximately $237 million for the Company. Am. Compl. ¶ 28. None of the appointed lead plaintiffs purchased shares in the Company's IPO or within the prospectus delivery period, although each is alleged to have acquired shares "traceable" to the prospectus.[4]

The Company's Business. The prospectus disclosed that the Company is a "solutions-focused" business development company that primarily makes debt and equity investments in small- and medium-sized private companies within the media, communications, technology, and information services industry sectors. Prospectus at Cover. The prospectus stated that the Company's investment objective is to achieve current income and capital gains through these investments. *Id.* The Company disclosed that it employs an "expert-activist" investment philosophy to identify investment opportunities through its knowledge of target markets and to develop strong customer relationships by working with management teams and owners to create and execute capital deployment strategies. *Id.* at 60. As stated in the prospectus, the Company

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[4] Am. Compl. ¶ 38; Memorandum of Law in Support of Motion of Charles Greenhouse, Evelyn Rosen and William B. Mouk To Be Appointed Lead Plaintiffs and for Approval of Lead Plaintiffs' Selection of Lead Counsel and Liaison Counsel Ex. A (certifying share purchases on June 19, 2002, May 7, 2002, and May 23, 2002).

This motion neither addresses nor concedes Plaintiffs' ability to assert claims under Securities Act § 11 in the absence of any allegation or certification that any appointed lead plaintiff purchased shares in the Company's IPO and notwithstanding the fact that the purported class period by definition includes investors who purchased shares exclusively in the aftermarket. *See Gannon v. Continental Ins. Co.*, 920 F. Supp. 566, 575 (D.N.J. 1996) (holding that aftermarket purchasers do not have standing to assert claims under Securities Act § 11); *Gustafson v. Alloyd Corp.*, 513 U.S. 561 (1995) (holding that aftermarket purchasers do not have standing to assert claims under Securities Act § 12). Defendants reserve the right to raise this defense by motion at a later date. *See* Fed. R. Civ. P. 12(h).

has developed specialized risk management metrics, pricing tools, due diligence methodologies, and data management processes that it uses to maximize its return on investment. *Id.*

The Company's Management. The prospectus set forth a number of disclosures pertinent to investors' evaluation of the Company's management. The filing disclosed that the board of directors oversees the Company's business affairs and supervises the officers and senior investment professionals who are responsible for the investment portfolio. Am. Compl. ¶ 29; Prospectus at 79. It was further disclosed that all lending and investment decisions are made by either the credit committee (for loans up to $10 million) or the investment committee of the board of directors (for loans exceeding $10 million and all equity investments). Am. Compl. ¶ 31; Prospectus at 64, 79. At the time of its IPO, the Company's senior management team was comprised of a number of seasoned banking professionals with specialized lending expertise, including but not limited to Individual Defendants Bryan J. Mitchell (then-Chairman and CEO) and Steven F. Tunney (President, COO, and Treasurer). Prospectus at 80-82. The Company's prospectus set forth detailed information concerning the role played by the Company's senior management in its research activities, underwriting activities, investment approval process, and loan servicing functions. Prospectus at 59-66. Both the Company's prospectus and its subsequent periodic filings also included background information concerning its directors and senior management team, which included statements concerning professional experience and educational background. Prospectus at 79-82.

The Misstatement at Issue. Plaintiffs identify a single misstatement concerning Chairman and CEO Mitchell's educational background that was included in the Company's prospectus and subsequent periodic filings. That misstatement appeared in the last sentence of a paragraph in the "Biographical Information" section:

> Bryan J. Mitchell has served as our Chief Executive Officer since 1998 and as the Chairman of our board of directors since May 2001. Mr. Mitchell has served as a member of our board of directors since 1998 and also served as our President from 1998 to May 2001. From 1997 to 1998, Mr. Mitchell was a Senior Vice President for First Union National Bank. From 1988 to 1997, Mr. Mitchell was employed by Signet Bank where he served as a Senior Vice President. Mr. Mitchell serves on the board of directors of MCG Finance Corporation and MCG Finance Corporation II. *Mr. Mitchell earned a B.A. in Economics from Syracuse University.*[5]

Aside from this single sentence in the "Biographical Information" section, Plaintiffs do not allege that any other misstatement has ever appeared in any of the Company's SEC filings.

The November 1, 2002 Announcement. Over the course of the eleven months between the IPO and October 31, 2002, and for reasons not alleged to relate to the misstatement, the Company's share price declined from its $17 offering price to $11.74. As Plaintiffs allege, the Company issued a press release on Friday, November 1, 2002 that provided, in its entirety:

> MCG Capital Corporation announced today that its Chairman and Chief Executive Officer, Bryan J. Mitchell, informed the Company's Board of Directors this morning that contrary to prior disclosures, he does not hold a Bachelor of Arts degree from Syracuse University. The Board of Directors has requested the Chairman of the Company's Audit Committee, Wallace B. Millner, III, to review the facts relating to these matters and to report to the full board as promptly as possible.[6]

The disclosure immediately prompted several internet postings by Herb Greenberg, an online columnist for TheStreet.com. The Plaintiffs cite and quote extensively from each of Mr. Greenberg's commentaries. These internet postings stated that "[a]ccording to the Syracuse

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[5] Prospectus at 80 (emphasis added). This statement is quoted extensively throughout the Amended Complaint and appeared in a number of the Company's SEC filings. Am. Compl. ¶¶ 24, 25, 30, 52, 53, 54, 55, 56, 57, 58.

[6] Press Release, MCG Capital Chairman Bryan J. Mitchell Makes Additional Disclosure (Nov. 1, 2002) (Ex. 1), cited in Am. Compl. ¶ 37.

registrar's office, Mitchell attended the school from September 1979 to May 1982 and majored in economics but was never 'conferred,' meaning he didn't get a degree."[7] The Greenberg postings also speculated that revelations of additional misstatements may be imminent—although in fact no other misstatement was ever identified, and none is alleged in the Amended Complaint.[8] On November 1, 2002, MCG Capital Corporation shares declined from an opening price of $11.85 to a closing price of $8.40. Am. Compl. ¶ 67.

November 3, 2002 Announcement. As Plaintiffs allege, the Company's board of directors did not fire Mitchell for the misstatement. Am. Compl. ¶ 70. Instead, the board announced on Sunday, November 3, 2002, that it had replaced him as chairman, insisting that, among other things, he repay his 2001 bonus and forgo any 2002 bonus.[9] In the columns cited by Plaintiffs in their Amended Complaint, Greenberg again speculated that revelations of additional erroneous disclosures were imminent.[10] On Monday, November 4, 2002, however, the Company's shares

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[7] Herb Greenberg, *Resumegate Chalks Up Another Victim*, TheStreet.com, Nov. 1, 2002 (Ex. 2) cited and quoted in Am Compl. ¶¶ 62-66.

[8] *Id.*

[9] Am. Compl. ¶ 70; *see also* Press Release, MCG Capital Names Wallace B. Millner Chairman; Bryan Mitchell to Remain as CEO (Nov. 3, 2002) (Ex. 3).

[10] Herb Greenberg, *MCGC*, TheStreet.com, Nov. 3, 2002 (Ex.4) ("[C]an't help but wonder what else at the company has been, shall we say, embellished."), cited in Am. Compl. ¶ 69 ; Herb Greenberg, *MCG Capital Makes Its Own Change to CEO's Resume*, TheStreet.com, Nov. 4, 2002 (Ex. 5) ("But if they lie to get a job, and if the fear of failure is that great, what other fibs will they be willing to tell?"), cited in Am. Compl. ¶ 70; *see also* Am. Compl. ¶ 71 (quoting Greenberg's "poignant[]" observation in a November 12, 2002 posting that "you have to wonder what else might not be right"). The subject of the article cited by Plaintiffs was actually Greenberg's speculation, attributed to unnamed short-sellers, concerning the Company's valuation methodologies—an allegation neither alleged nor substantiated in any way in the Amended Complaint. Herb Greenberg, *MCG Capital's Portfolio Eye-Opener*, TheStreet.com, Nov. 12, 2002 (Ex.6) ("Short-sellers have been accusing MCG, along with other business development companies, of deliberately overvaluing their investment portfolios.").

closed up $1.52 and, by December 10, 2002, traded and closed above the pre-announcement price.[11] The speculation of imminent revelations of additional misstatements set forth throughout the internet postings cited in the Plaintiffs' Amended Complaint never materialized.

Plaintiffs allege that the Company and the Individual Defendants are liable under Section 11 of the Securities Act for including the misstatement in the Company's registration statement (Count I) and that the Company and Mitchell are liable for scienter-based securities fraud under Section 10(b) and Rule 10b-5 under the Exchange Act on the same underlying facts for including the same misstatement in certain of the Company's subsequent periodic filings (Count III). The Plaintiffs also allege that defendants Mitchell, Perlowski, and Tunney, respectively the Company's CEO, CFO, and President, are liable as "control persons" under Section 15 of the Securities Act and Section 20(a) of the Exchange Act for the alleged primary violations (Counts II and IV). As shown below, Plaintiffs' claims fail as a matter of law.

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[11] This gain occurred at a time when the remainder of the market was flat or declining, *see infra*, part I.B, and notwithstanding additional, unsubstantiated claims by Greenberg in the columns cited by Plaintiffs. *See* Am. Compl. ¶¶ 69-71.

ARGUMENT

I. THE COMPLAINT FAILS TO PLEAD A MISSTATEMENT OR OMISSION OF A MATERIAL FACT.

Plaintiffs have failed to allege the misstatement of any material fact. Plaintiffs have instead identified a single misstatement that was included in the Company's initial registration statement and repeated in subsequent SEC filings: *"Mr. Mitchell earned a B.A. in Economics from Syracuse University."* That is it. As Plaintiffs allege, Mitchell's attendance at Syracuse University some twenty years ago did not result in the award of a degree. There are no other alleged misstatements or omissions of any kind—no suggestion that his relevant business experience was in any way misstated, no suggestion that the Company's earnings have been misreported, and no suggestion that the Company misrepresented any fact bearing on its financial strength or prospects as a going concern.

District courts regularly dismiss complaints under the federal securities laws where the absence of materiality can be determined based upon the allegations in the complaint. *See, e.g., Hillson Partners LP v. Adage Inc.*, 42 F.3d 204, 219 (4th Cir. 1994); *Raab v. General Physics Corp.*, 4 F.3d 286, 290-91 (4th Cir. 1993); *In re USEC Sec. Litig.*, 190 F. Supp. 2d 808, 822 (D. Md. 2002); *Weill v. Dominion Resources*, 875 F. Supp. 331, 338 (E.D. Va. 1994). "'[I]f no reasonable juror could determine that the alleged statements would have assumed actual significance in the deliberations of the reasonable investor,' then materiality should be determined as a matter of law." *Arnlund v. Smith*, 210 F. Supp. 2d 755, 761 (E.D. Va. 2002) (citations omitted).

Here, no reasonable juror could determine that this misstatement would have assumed actual significance in the deliberations of a reasonable investor, and this Court therefore should hold, as a matter of law, that the misstatement was not material. *See Gasner v. Board of*

Supervisors, 103 F.3d 351, 356 (4th Cir. 1996) ("A misrepresented or omitted fact is material if there is a substantial likelihood that a reasonable investor would have been caused by disclosure of the truthful fact to change his decision to purchase the security.").

A. As a Matter of Law, Whether Mr. Mitchell Earned an Undergraduate Degree from Syracuse University Was Immaterial to Reasonable Investors.

"The role of the materiality requirement is not to 'attribute to investors a childlike simplicity' but rather to determine whether a "reasonable investor" would have considered the omitted information significant at the time.'" *Hillson Partners Limited Partnership v. Adage, Inc.*, 42 F.3d 204, 213 (4th Cir. 1994) (quoting *Basic Inc. v. Levinson*, 485 U.S. 224, 232-34 (1988)). The materiality of alleged misrepresentations "must be considered in the full context in which they were made," *Gasner*, 103 F.3d at 358, because they may "present or conceal such insignificant data that, in the total mix of information, it simply would not matter to a reasonable investor, *Parnes v. Gateway 2000, Inc.*, 122 F.3d 539, 547 (8th Cir. 1997). The misstatement at issue—Mitchell's claimed undergraduate degree from Syracuse University—is immaterial as a matter of law.

1. The misstatement at issue was not pertinent to any rational assessment of an investment in MCG Capital Corporation shares.

In light of the significant financial services expertise possessed by the Company's senior management team, no reasonable investor would have changed his or her decision to invest in MCG Capital Corporation based on whether Mitchell—a banking professional with over twelve years' experience overseeing complex and specialized lending transactions—did or did not complete an undergraduate economics degree from Syracuse. When evaluating the merits of their potential investment in MCG Capital Corporation's securities, reasonable investors undoubtedly considered, among other factors, the track record and relevant experience of the Company's management team. This management team was comprised of a seasoned group of

professionals with substantial expertise in sophisticated lending transactions who had worked together for years overseeing a successful financial services company.

Included in the "total mix" of information in the Company's 119 page prospectus were the facts that:

- The Company was formed in 1998 by "management and affiliates of Goldman, Sachs & Co. to purchase a loan portfolio and certain other assets from First Union National Bank in a management buyout." Prospectus at 1.

- The Company's business was originally a separate division of Signet Bank, whose parent company was acquired by First Union Corporation in 1997. *Id.*

- Several members of the senior management team had held similar positions of responsibility at the Company's predecessor firms. *Id.* at 80-82.

- The Company's board included Wallace B. Millner, III, an executive with substantial banking experience who had held a number of senior positions with Signet Banking Corporation, including Vice Chairman, CFO, and Treasurer. *Id.* at 80-81.

- The Company relied upon the "critical industry experience and relationships" of its senior management to implement its business plan. Am. Compl. ¶ 33; Prospectus at 18.

- The Company's senior investment professionals had "extensive experience in managing investments in private small- and medium-sized businesses in the media, communications, technology and information services industry sectors and in diverse geographic locations, and are knowledgeable about [the Company's] approach of lending and investing." Am. Compl. ¶ 35; Prospectus at 79.

- Lending decisions for loans up to $10 million would be made by the Company's credit committee (which included members of the board of directors) and loans exceeding $10 million and all equity investments would be made by the investment committee of the board of directors, but that "[n]o one person is primarily responsible for making recommendations to a committee and no one person has the authority to approve any investment." Am. Compl. ¶ 31; Prospectus at 64, 79.

- In addition to Mitchell, the Company stated that it depended on the "critical industry experience and relationships" of several other members of senior management, noting in particular that "if any two of Mr. Mitchell, Mr. Saville, Mr. Tunney or Mr. Merrick cease to be actively involved in our management, the lender under our securitization facility could, absent a waiver or cure, replace us as the servicer of the loans and declare a default." Am. Compl. ¶ 32, 33; Prospectus at 18.

Plaintiffs ignore all of this information that was far more relevant to an assessment of the Company's investment value, including in particular information bearing on Mitchell's (and management's) ability to execute the Company's business plan. In context, whether Mitchell went to Syracuse or UCLA, whether he went for three years or four, whether he completed the degree requirements or not, would have been of little or no significance to the deliberations of a reasonable investor. Plaintiffs "have disregarded the 'total mix' of available information." *Gasner*, 103 F.3d at 358 (citations omitted). The misstatement in the Company's registration statement and periodic filings about Mitchell's B.A. in economics—"considered in the full context in which [it was] made," *id.*, would not have been material to a reasonable investor.

2. Federal courts have found misstatements concerning a person's educational history to be immaterial unless they were made in furtherance of a comprehensive fraud.

We are not aware of any federal district court to have held that a misstatement about an officer or director's baccalaureate degree, in and of itself, was a material fact. In the single case to have addressed the issue directly, the Eastern District of Arkansas held that strikingly similar allegations were immaterial as a matter of law. *See New Equity Sec. Holders Comm. for Golden Gulf, Ltd. v. Phillips*, 97 B.R. 492 (E.D. Ark. 1989). *New Equity* involved alleged misrepresentations in an offering memorandum accompanying the sale of limited partnership interests. Golden Gulf (as debtor-in-possession) sought to enforce certain promissory notes received from its limited partners. *See Id.* at 495. The limited partners claimed, as a defense to payment, that the offering memorandum, among other things, falsely represented that one of the principal promoters held a degree from the University of Arkansas. Ruling that such a misstatement would not have been material to a reasonable investor's evaluation of the limited partnership investment, the Court held, in pertinent part:

> The [limited partners] allege that the Offering Memorandum contained a misrepresentation of a material fact by stating that Mr. Campbell had a college degree when in fact he did not. The court disagrees.
>
> Although the Offering Memorandum expressly stated that Campbell held a business administration degree from the University of Arkansas when in fact he was roughly two credits short of this degree, this fact in and of itself would not be a significant factor to a reasonable investor when weighing the soundness of the entire investment. In the total mix of information available, the difference of two credits in Mr. Campbell's education could not reasonably be seen as significant. Thus, although this fact was misrepresented, it was not material.

Id. at 496-97. We are aware of no case in which the courts have found a misrepresentation as to the completion of an educational degree, alone, to be material. Courts have found materiality in cases involving such background information only where that information was one item in a long list of misrepresentations regarding entirely fraudulent businesses. *E.g., SEC v. Physicians Guardian Unit Inv. Trust*, 72 F. Supp. 2d 1342 (M.D. Fla. 1999); *SEC v. Suter*, No. 81 C 3865, 1983 WL 1287, at *1-3, *12 (N.D. Ill. Feb. 11, 1983).

3. Plaintiffs' reliance on a "management integrity" theory of materiality is misplaced.

Plaintiffs allege that the misstatement concerning Mitchell's baccalaureate degree was material because of: "(a) the vital importance to the investing public and the securities markets in general of a public company's officers and directors; and (b) the Company's consistent statements to the public concerning the very same." Am. Compl. ¶¶ 3, 60. Plaintiffs claim that, because the misstatement concerned Mitchell, it follows that the misstatement concerned the "credibility and integrity of the Company's Chairman and CEO," Am. Compl. ¶ 3, and was therefore material. This is simply not the law.

Under Plaintiffs' theory of materiality, all misstatements concerning key persons would be material because in some measure they reflect on the "credibility and integrity" of one or

more members of management. Such a theory would amount to recognizing a class of disclosures to be *per se* material—a view of materiality that is at odds with the statutory language of Securities Act Section 11 and Exchange Act Section 10(b), as well as the Supreme Court's admonition that "materiality is a 'fact-specific inquiry' which 'depends on the significance the reasonable investor would place on the omitted or misrepresented information.'" *Hillson*, 42 F.3d at 209 (quoting *Basic*, 485 U.S. at 240).

Not every misstatement—even misstatements of required line-item disclosures—is material. *See Howing Co. v. Nationwide Corp.*, 826 F.2d 1470, 1481 (6th Cir. 1987) (rejecting an invitation to "incorporat[e] the disclosure provisions of the securities laws into the antifraud provisions"). Rather, the materiality of each alleged misstatement must be analyzed under the standard set forth in *TSC Indus., Inc. v. Northway, Inc.*, 426 U.S. 438, 449 (1976).

The law governing the meaning of "materiality" does not permit Plaintiffs to rely on speculation that there might be other, unknown misconduct to convert an obviously immaterial misstatement into a material one. While internet commentators may suggest darkly that there might be additional shoes yet to drop, the pleading requirements in federal securities litigation require more. Plaintiffs have cited no evidence—indeed, they have not even alleged—that there is anything more here than the misstatement concerning completion of undergraduate degree requirements two decades earlier. Materiality must be assessed based on factually supported allegations, not the imaginings of internet commentators.

B. The Prompt Recovery in the Company's Share Price Precludes Plaintiffs' Reliance on Market Price To Establish Materiality.

Plaintiffs rely heavily on the fact that the Company's "stock price dropped on the news twenty-nine percent (29%) from $11.85 per share to $8.40 per share" to establish the materiality of Mitchell's degree. Am. Compl. ¶¶ 37, 45, 67, 68. This reliance is misplaced.

Plaintiffs have an obligation to plead facts that would support a finding of materiality. The materiality of an alleged misstatement is not presumed. For the reasons set forth above, the misstatement concerning Mitchell's undergraduate degree was immaterial. The price decline following the Company's correcting disclosure does not warrant a different conclusion.

The rapid recovery in MCG Capital Corporation's share price after the November 1 announcement undercuts any argument that the November 1 stock price drop establishes that Mitchell's undergraduate degree mattered to investors. By the close of trading on the trading day following the announcement, the Company's stock price had recovered 52 percent of the loss and, by December 10, had exceeded its pre-announcement share price. Significantly, the complete recovery of the Company's share price occurred at a time when the rest of the market was flat or declining.[12]

Courts have regularly dismissed short-lived price dips as evidence of materiality. In *In re Allied Capital Corp. Sec. Litig.*, No. 02 Civ. 3812 (GEL), 2003 WL 1964184, at *5-6 (S.D.N.Y. Apr. 25, 2003), the Southern District of New York recently granted a motion to dismiss a securities class action against another business development company on the ground that the prompt recovery in the share price precluded plaintiffs' reliance on market reaction to establish materiality. *Id.* As in this case, the *Allied Capital* plaintiffs had placed enormous reliance on the speculation of third-party commenters to establish the materiality of the alleged misstatements.[13]

---

[12] During this period, the Company's closing share price increased from $9.92 on Monday, November 4, 2002 to $12.00 on December 10, 2002, a 21% increase (Ex.6). During the same period, the S&P 500 index *decreased* from $908.35 to $904.45, a 0.4% decrease (Ex.7). This Court "may take judicial notice of well-publicized stock prices without converting the motion to dismiss into a motion for summary judgment." *Ganino v. Citizens Utils. Co.*, 228 F.3d 154, 167 n.8 (2d Cir. 2000).

[13] *Compare* Am. Compl. ¶¶ 62-72.

Noting that the comments of a short-seller may have "temporarily swayed investors," the Court held that:

> [T]he stock price's recovery, in the face of a general decline in the market, negates any inference of materiality, because it indicates that investors quickly determined that the "new" information was *not* material to their investment decisions. Finally, given the number and variety of market variables, plaintiffs would be hard-pressed to establish materiality based on the stock price's movement alone, since any number of factors unrelated to the alleged overstatements could have contributed to the decline in price on May 16, including the fact that a prominent hedge fund manager was questioning the stock's value, regardless of the truth of his allegations. The fleeting dip in Allied's share price thus does not provide a plausible basis on which a reasonable jury could conclude that investors actually considered the alleged overstatements material.

Id. at *6 (citations omitted). Other federal courts have held similarly. *See Leventhal v. Tow*, 48 F. Supp. 2d 104, 116 (D. Conn. 1999) (prompt recovery in company's share price precluded claim that materiality was established by initial market reaction and warranted dismissal); *Matthews v. Centex Telemanagement, Inc.*, No. C-92-1837-CAL, 1994 WL 269734 (N.D. Cal. June 8, 1994) (finding that a prompt recovery precluded reliance on an initial drop in price to establish materiality); *Wielgos v. Commonwealth Edison Co.*, 688 F. Supp. 331, 335 n.12 (N.D. Ill. 1988) ("Other factors being equal, information that causes a permanent shift in price (or at least one that persists until after that information has been corrected in the marketplace) is more likely to have been material than information that causes only a temporary swing in price.").

Although Plaintiffs allege that "Mitchell's false resume had an immediate and sharply negative effect" on the Company's stock price, Am. Compl. ¶ 67, Plaintiffs do not allege facts that the price drop was due to the particular fact misstated, Am. Compl. ¶ 37; *see also* ¶¶ 31-34, 60 (materiality related to Mitchell's "credibility and integrity" and risks associated with termination). Plaintiffs cite to internet postings, cable news commentary, and a research report

that engaged in pure speculation as to what might happen next. For example, it was speculated that Mitchell would be fired (he was not), Am. Compl. ¶¶ 70, 72, or that other shoes would drop (they did not), Am. Compl. ¶¶ 62-66, 69, 71. Notably, there is absolutely no assertion that investors actually cared about Mitchell's 20-year-old undergraduate record. Once it was clear that Mitchell's misstatement about his undergraduate degree was the only matter at issue, the Company's shares regained their pre-announcement price.

Any ancillary concerns about *other* potential disclosures (and their potential market effects) simply do not bear on the materiality of the particular *fact* misstated. The federal securities acts protect against injuries caused by the misstatement of material facts by registrants, not the temporary market effects resulting from unfounded suspicions of tipsters, commenters, and short-sellers. Neither the Company nor the Individual Defendants can be held responsible for the speculative rhetoric cited by the Plaintiffs. *Raab v. General Physics Corp.*, 4 F.3d 286, 288 (4th Cir. 1993) ("The securities laws require General Physics to speak truthfully to investors; they do not require the company to police statements made by third parties for inaccuracies . . . ."); *Hillson Partners LP v. Adage, Inc.*, 42 F.3d 204, 217 n.10 (4th Cir. 1994) ("It is not at all clear that . . . liability with respect to statements made in an newspaper article is appropriate when a defendant lacks control over the article.") (citations omitted).

II. THE COMPLAINT FAILS TO STATE A CLAIM UNDER § 15 OF THE SECURITIES ACT OR § 20(A) OF THE EXCHANGE ACT.

A. The Complaint's Failure To State a Primary Claim Under Either § 11 of the Securities Act or § 10(b) of the Exchange Act Precludes Control Person Liability.

Plaintiffs assert claims under both Section 15 of the Securities Act, 15 U.S.C. § 77*o*, and Section 20(a) of the Exchange Act, 15 U.S.C. § 78t, against the Individual Defendants, by virtue of their alleged control person status. These claims are predicated on the alleged primary

violations of Section 11 of the Securities Act and Section 10(b) and Rule 10b-5 of the Exchange Act by Defendants Mitchell and MCG Capital Corporation. Am. Compl. ¶¶ 49, 90. Because, as the preceding section of this Memorandum demonstrates, Plaintiffs have failed to state a claim under those provisions, their control person claims fail as a matter of law. *See Longman v. Food Lion, Inc.*, 197 F.3d 675, 686 (4th Cir. 1999), *cert. denied*, 529 U.S. 1067 (2000); *Weill v. Dominion Resources, Inc.*, 875 F. Supp. 331, 339 (E.D. Va. 1994); *In re USEC Sec. Litig.*, 190 F. Supp. 2d 808, 815 (D. Md. 2002).

B. The Individual Defendants Cannot Be Liable for Both Primary Violations and As Control Persons Under § 15 of the Securities Act or § 10(b) of the Exchange Act.

The Amended Complaint alleges that Defendants Mitchell, Perlowski, and Tunney are not only subject to primary liability under Securities Act § 11 (and, for Mitchell, Exchange Act § 10(b)), but also subject to control person liability as "Individual Defendants." Am. Compl. ¶ 13. The Individual Defendants cannot be both primarily and secondarily liable for the same misstatement. *Kalnit v. Eichler*, 85 F. Supp. 2d 232, 246 (S.D.N.Y. 1999) (finding that § 10(b) claims against directors precluded § 20(a) claims), *aff'd*, 264 F.3d 131 (2d Cir. 2001); *In re Regal Communications Corp. Sec. Litig.*, 1996 WL 411654, at *4 (E.D. Pa. July 7, 1996).

C. The Complaint Fails To Plead Sufficient Facts Concerning Tunney or Perlowski's Control or Culpability To Support a Claim of Control Person Liability.

Because Plaintiffs seek to establish liability against Defendants Steven F. Tunney and Janet C. Perlowski based on their alleged status as control persons within the meaning of Section 20(a) of the Exchange Act and Section 15 of the Securities Act, Plaintiffs must allege facts that show that Tunney and Perlowski: (1) had the power to control or influence Mitchell (then-Chairman and CEO) and MCG Capital Corporation, and (2) that they, "in some meaningful sense, were culpable participants" in Mitchell and MCG Capital's alleged misconduct. *Walker v.*

Cardinal Sav. & Loan Ass'n, 690 F. Supp. 494, 500 (E.D. Va. 1988) ("Power to control is only the first of two elements: the plaintiffs must also allege and prove the defendants' culpable conduct."); *See also In re Cryomedical Sciences, Inc. Sec. Litig.*, 884 F. Supp. 1001 (D. Md. 1995) (citing *Carpenter v. Harris, Upham & Co.*, 594 F.2d 388, 394 (4th Cir.), *cert. denied*, 444 U.S. 868 (1979)). The Amended Complaint fails to satisfy either pleading requirement.

1. The Amended Complaint fails to plead sufficient facts concerning Tunney or Perlowski's authority and/or ability to control Mitchell or MCG Capital Corporation.

"The most obvious manner in which to establish liability as a controlling person is to prove that a person acted under the direction of the controlling person." *Carpenter* 594 F.2d at 394. The Plaintiffs make no such allegations. Rather, the Plaintiffs rely entirely on Tunney and Perlowski's *status*—their status as officers and/or directors, Am. Compl. ¶¶ 11, 12, 90, their status as signers of MCG Capital Corporation's registration statement, Am. Compl. ¶ 41,[14] and their status as owners of an unspecified number of shares of MCG Capital Corporation stock, Am. Compl. ¶ 46. Without more, these allegations are insufficient as a matter of law to establish control person liability for the actions of Mitchell or the Company under either Section 15 or Section 20(a). *Walker*, 690 F. Supp. at 500.[15]

---

[14] Plaintiffs do not allege that Tunney or Perlowski signed any filing underlying their Exchange Act § 10(b) claims.

[15] Other district courts within the Fourth Circuit similarly have emphasized that control person liability cannot be established by alleging and proving status alone. *See In re Medimmune, Inc. Sec. Litig.*, 873 F. Supp. 953, 964 (D. Md. 1995) ("[W]ith regard to the claims of secondary liability, it does not suffice for Plaintiffs merely to plead a defendant's position or stock ownership. Specific allegations of control and culpable conduct are required.") (citations omitted); *Cryomedical*, 884 F. Supp. at 1020 ("Rather than allege facts sufficient to establish § 20(a) liability, Plaintiffs begin by emphasizing Defendants' positions within the Company and their stock ownership. Thereafter, Plaintiffs assume that the individual defendants are controlling persons, and fail . . . to distinguish individual acts.").

First, an individual's status as a director—even as an inside director—does not establish control over either a corporation or its CEO. *See, e.g.*, *Walker*, 690 F. Supp. at 500; *Hemming v. Alfin Fragrances, Inc.*, 690 F. Supp. 239, 245 (S.D.N.Y. 1988) ("status as an officer, director or shareholder, absent more, is not enough to trigger liability under § 20"); *Davis v. Coopers & Lybrand*, 787 F. Supp. 787, 801 (N.D. Ill. 1992); *Stamatio v. Hurco Companies,* 885 F. Supp. 1180, 1186 (S.D. Ind. 1995). Second, absent factual allegations that an officer or director supervised or was otherwise responsible for the preparation of the filing, merely signing an SEC filing does not establish control. *Howard v. Everex Systems, Inc.*, 228 F.3d 1057, 1067 & n.13 (9th Cir. 2000); *Picard Chem. Inc. Profit Sharing Plan v. Perrigo Co.*, 940 F. Supp. 1101, 1134-35 (W.D. Mich. 1996). Third, share ownership—particularly where the level of ownership is not alleged (and cannot be alleged) to have conferred the ability to elect directors or otherwise influence company management—is insufficient to establish control, even when coupled with one's status as an officer or director. *Cryomedical Sciences*, 884 F. Supp. at 1020; *Medimmune*, 873 F. Supp. at 964.

Plaintiffs fail to allege any meaningful degree of control exercised by either Tunney or Perlowski over either Mitchell or the Company. Control is a "'complex factual question'" and that "dismissal is appropriate only when 'a plaintiff does not plead any facts from which it can reasonably be inferred the defendant was a control person.'" *In re Microstrategy Sec. Litig.*, 115 F. Supp. 2d 620, 661 (E.D. Va. 2000) (citation omitted). That is exactly the case here. Plaintiffs neither allege that Tunney or Perlowski actually reviewed or disseminated any of the alleged material misstatements, *Microstrategy*, 115 F. Supp. at 661, nor that they "possessed significant voting power by virtue of their holdings of securities," *id.* Rather, Plaintiffs rely exclusively on their status as officers and/or directors, signers of the Company's registration statement, and

shareowners. Without any factual allegations to support an inference of control, Plaintiffs have not met their pleading obligations under either Section 15 or Section 20(a).

2. The Amended Complaint fails to plead any "culpable participation" by Tunney or Perlowski.

In addition to pleading facts sufficient to establish control, this Court has long required that plaintiffs plead "a state of mind evidencing culpability beyond negligence" as part of the *prima facie* case for establishing control person liability. *American Gen. Ins. Co. v. Equitable Gen. Corp.*, 493 F. Supp. 721, 751 (E.D. Va. 1980); *see also Carpenter v. Harris, Upham & Co., Inc.*, 594 F.2d 388, 394 (4th Cir. 1979) ("The controlling persons provisions contain a state-of-mind condition that requires a showing of something more than negligence to establish liability."); *Walker v. Cardinal Savings and Loan Ass'n,* 690 F. Supp. 494, 500 (E.D. Va. 1988) ("Power to control is only the first of the two elements: the plaintiffs must also allege and prove the defendants' culpable conduct.").[16]

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[16] Addressing the pleading requirements of Exchange Act § 20(a) in *In re Microstrategy, Inc. Securities Litigation*, Judge Ellis held that plaintiffs need not plead and prove "culpable participation" to establish control person liability because "good faith" is an affirmative defense under the statute and, in the alternative, that plaintiffs had sufficiently pled defendants' culpable participation. 115 F. Supp. 2d 620, 658-61, 661 n.79 (E.D. Va. 2000). Judge Ellis' opinion acknowledged that this holding was at odds with existing precedent within this Court, *id.* at 660 n.76 (citing *Walker*, 690 F. Supp. at 500), with the holdings of other district courts within the Fourth Circuit, *id.*, and with certain statements in the Fourth Circuit's opinion in *Carpenter, id.* at 659 (citing *Haynes v. Anderson & Strudwick, Inc.*, 508 F. Supp. 1303, 1315 (E.D. Va. 1981)). Neither *Microstrategy* nor *Haynes*, however, addressed the pleading standard under Securities Act § 15.

Judge Ellis' decision in *Microstrategy* regarding § 20(a) is at odds with the great majority of district court cases within the Fourth Circuit, *see, e.g., Walker*, 690 F. Supp. at 500; *American Gen. Ins.*, 493 F. Supp. at 751; *Cryomedical Sciences*, 884 F. Supp. at 1012; *In re Criimi Mae Sec. Litig*, 94 F. Supp. 2d 652, 657 (D. Md. 2000); *In re Medimmune, Inc. Sec. Litig.*, 873 F. Supp. 953 (D. Md. 1995); *In re FAC Realty Sec. Litig.*, 990 F. Supp. 416 (E.D.N.C. 1997), and, as applied to the Plaintiffs' underlying fraud claim, at odds with the particularized pleading requirements of the PSLRA and Rule 9(b).

This Court has required that plaintiffs allege—for each named defendant—their specific "authority to participate in or effect the type of primary violation alleged and must prove the director's culpable conduct on the specific occasion in question." *Walker*, 690 F. Supp. at 501. "A plaintiff must identify, with particularity, each individual defendant's culpable conduct; defendants cannot be grouped 'together without specification of which defendant committed which wrong.'" *Arnlund v. Smith*, 210 F. Supp. 2d 755, 760 (E.D. Va. 2002) (noting that, under § 20(a), the heightened pleading standards of an underlying fraud claim apply); *see also Cryomedical Sciences*, 884 F. Supp. at 1020 ("Plaintiffs' 'aggregation of defendants without specifically alleging which defendant was responsible for which act' is impermissible and the Complaint against the individual defendants must be dismissed.") (citing *Juntti v. Prudential-Bache Sec., Inc.*, 1993 WL 138523, 993 F.2d 228 (4th Cir. 1993) (unpublished)).

Plaintiffs do not even try to comply with their obligations under the culpable participation prong. The Amended Complaint contains only the most conclusory allegations: *First*, that Tunney and Perlowski (*and* Mitchell) are control persons "by reason of their respective management positions in MCG Capital and their membership on MCG Capital's Board of Directors and/or their stock ownership and/or their participation . . . in the day-to-day business affairs of MCG Capital." Am. Compl. ¶ 49.[17] *Second*, that Tunney and Perlowski (*and* Mitchell) "were privy to and provided them [sic] with actual knowledge of the material facts concealed from Plaintiffs and the Class, had the power and influence to control the Company, and caused MCG Capital to engage in the unlawful acts and conduct alleged herein." Am. Compl. ¶¶ 40, 90 ("By reason of their positions as officers and directors of MCG Capital, and

[17] Perlowski has never been a director of the Company and no SEC filing has contended otherwise. *See* Prospectus at 82 ("Executive Officers Who Are Not Directors").

their ownership of MCG Capital stock, the Individual Defendants had the power and authority to cause MCG Capital to engage in the wrongful conduct complained of herein.").

Entirely absent from Plaintiff's Amended Complaint are any of the factual allegations this Court has demanded from plaintiffs seeking to tar corporate officers with control person liability for fraud and other material misstatements. Plaintiffs have simply paraded a legal conclusion before the Court—without actually alleging any facts that even *suggest* a level "culpable participation" by either Tunney or Perlowski. This Court has never allowed this type of pleading shenanigans to suffice. *See, e.g.*, *Weill v. Dominion Resources, Inc.*, 875 F. Supp. 331, 339 (E.D. Va. 1994) ("[A] court 'need not accept inferences drawn by plaintiffs if such inferences are unsupported by the facts set out in the complaint.' Nor must the court accept legal conclusions cast in the form of factual allegations.") (citations omitted).

CONCLUSION

For the reasons set forth above, Defendants respectfully request that Plaintiffs' Amended Complaint be dismissed in its entirety and with prejudice.

Respectfully submitted,



Charles E. Davidow
Paul R. Eckert (VSB No. 43473)
WILMER, CUTLER & PICKERING
2445 M Street, N.W.
Washington, DC 20037-1420
Phone: 202/663-6000
Fax: 202/663-6363

David P. Donovan (VSB No. 47640)
Melanie D. Coates (VSB No. 38682)
WILMER, CUTLER & PICKERING
1600 Tysons Boulevard, 10th Floor
McLean, VA 22102
Phone: 703/251-9700
Fax: 703/251-9797

Attorneys for Defendants
MCG Capital Corporation,
Bryan J. Mitchell, Janet C. Perlowski,
and Steven F. Tunney

August 4, 2003

CERTIFICATE OF SERVICE

I hereby certify that a copy of the foregoing Memorandum in Support of Defendants' Motion To Dismiss by Defendants was served by first class mail, postage prepaid, this 4th day of August, 2003, to the following counsel for Plaintiffs:

Harvey B. Cohen, Esq.
John C. Pasierb, Esq.
Cohen, Gettings & Caulkins, P.C.
2200 Wilson Boulevard
Suite 800
Arlington, VA 22201
Fax: (703) 525-2489
Liaison Counsel for Plaintiffs



Paul R. Eckert

Exhibit 1









Investor Relations

Investor Relation:

> Analyst Cover:
> Board of Direc
> Calendar
> Comment
> Conference Calls/Webcast:
> Cost Basis Cal
> Dividend Histo
> Email Alerts
> Financial Fund
> First Call Earni Estimates
> Frequently Asl Questions
> History
> Institutional In
> Investment Ob
> Press Release:
> Printed Materi:
> SEC Filing
> Stock Informat

MCG Capital Chairman Bryan J. Mitchell Makes Additional Disclosure

ARLINGTON, Va., Nov. 1 /PRNewswire-FirstCall/ -- MCG Capital Corporation (Nasdaq: MCGC), announced today that its Chairman and Chief Executive Officer, Bryan J. Mitchell, informed the Company's Board of Directors this morning that contrary to prior disclosures, he does not hold a Bachelor of Arts degree from Syracuse University. The Board of Directors has requested the Chairman of the Company's Audit Committee, Wallace B. Millner, III, to review the facts relating to these matters and to report to the full board as promptly as possible.

MCG Capital Corporation (Nasdaq: MCGC) is a solutions-focused financial services company providing financing and advisory services to companies throughout the United States in the communications, information services, media and technology industry sectors. The company's investment objective is to achieve current income and capital gains. MCG is an internally managed business development company under the Investment Company Act of 1940. Since its inception, MCG has originated an aggregate of over $2 billion in investments in over 200 transactions. MCG typically works with companies with $10 million to $150 million in revenues.

Exhibit 2



Herb on TheStreet

Resumegate Chalks Up Another Victim

By Herb Greenberg
Senior Columnist

11/01/2002 12:45 PM EST
URL: http://www.thestreet.com/p/rmoney/herbonthestreet-rm/10051856.html

MCG Capital (MCGC:Nasdaq - news - commentary) , a business development company, has been on short-sellers' radar for months because of concerns about whether its investment portfolio is being properly valued and a dividend yield -- now hovering at above 16% -- that would appear to carry above-average risk.

Now the company, trying to front-run what they know I know, issues a press release saying that 41-year-old CEO Bryan Mitchell doesn't have a bachelor of arts degree from Syracuse University, as he has claimed. Well, first they should get it right: The un-degree is a B.A. in economics, which MGC has claimed for Mitchell in no fewer than a dozen **SEC** filings.

According to the Syracuse registrar's office, Mitchell attended the school from September 1979 to May 1982 and majored in economics but was never "conferred," meaning he didn't get a degree. This is something we stumbled upon doing routine background checks of executives at business development companies; my associate Mark Martinez got confirmation Thursday afternoon from the registrar. I was about to publish a column on the subject when MCG issued its press release.

Interestingly, Mitchell's educational background is absent from his bio on the company's Web site, which instead touts how he led MCG through an IPO, "raising over $237 million in gross proceeds," and how he has raised "over $700 million of capital from highly respected financial firms, including Goldman, Sachs and Co., Soros Fund Management, Vestar Capital Partners, First Union Bank and Heller Financial, to support MCG's growth."

There's no sin in dropping out of college, of course; Bill Gates did it. But at least Gates never claimed he graduated. Mitchell, meanwhile, has used his bogus resume to help enrich himself, with total compensation last year of $658,000. He also has restricted stock with a current value of around $4 million. (That's down from $6.5 million at Dec. 31.)

As is the case with executives of most business development companies, Mitchell also has received loans from the company to buy MCG stock. As of Dec. 31, the outstanding balance of his loan was $1.3 million. In the event of default, the company is on the hook for the principal, but not the interest.

Interestingly, on Aug. 6 MCG issued a press release certifying its disclosures and financial statements. "Although technically not required to certify the statements because the company does not fall within the range identified by the SEC," the company said in a press release, "MCG felt it important to assure the public and investors that MCG is confident in the integrity and accuracy of its accounting and financial procedures and reporting mechanisms."

Of course, if the CEO's disclosure isn't correct, you can't help but wonder -- according to what is now sounding like a popular refrain in this column -- what else isn't?

I'll let you know when I find out. And I *will* find out.

Click here to be notified immediately by email whenever Herb Greenberg posts to *RealMoney*.

Herb Greenberg writes daily for TheStreet.com. In keeping with TSC's editorial policy, he doesn't own or short individual stocks, though he owns stock in TheStreet.com. He also doesn't invest in hedge funds or other private investment partnerships. He welcomes your feedback and invites you to send any to Herb Greenberg. Greenberg also writes a monthly column for Fortune. Click here to be notified immediately by email whenever Herb Greenberg posts to RealMoney.

Brian Harris and Mark Martinez assisted with the reporting of this column.

Exhibit 3






Investor Relations

MCG Capital Names Wallace B. Millner Chairman; Bryan Mitchell to Remain as CEO

ARLINGTON, Va., Nov 3, 2002 /PRNewswire-FirstCall via COMTEX/ --

MCG Capital Corporation (Nasdaq: MCGC) announced today that the Company's Board of Directors has elected Wallace B. Millner as the Company's non-executive chairman. Mr. Millner previously served as non-executive chairman from 1998 to May 2001 and is currently chairman of the Company's Audit Committee.

Pursuant to an investigation by the Company's Audit Committee of the facts relating to Bryan J. Mitchell's representation that he had graduated from Syracuse University, it was determined that Mr. Mitchell had attended Syracuse University for three academic years and Washington College for two academic years, although no academic degree had been awarded by either institution. As a result, the Board today voted to:

* Accept the resignation of Mr. Mitchell as Chairman; and
* Retain Mr. Mitchell as Chief Executive Officer with the following conditions to apply:

1) Mr. Mitchell will repay to the Company his 2001 bonus, net of taxes; 2) Mr. Mitchell will be ineligible for any bonus in 2002; 3) Mr. Mitchell will be required to use dividends on his 363,693 shares of restricted stock, net of taxes, to repay his existing indebtedness to the Company. The law firm of Fried, Frank, Harris, Shriver & Jacobson assisted the Audit Committee in its investigation.

The Company's Board of Directors said, "those of us on the Board and among the senior management team who work with Bryan know him to be an exceptionally dedicated, knowledgeable and capable executive. We do not believe that the interests of the Company or its shareholders would be served by further sanctions for this error in judgment."

Wallace B. Millner, the Company's chairman said, "We found no reason to suggest that Bryan has made any other erroneous representations and we found no reason for any concern as to the fairness and accuracy of the Company's financial statements and disclosures. We are all deeply disappointed that Bryan inaccurately represented his academic credentials to the Company and its shareholders. There can be no excuse for this failure on his part. He has needlessly disserved himself and his colleagues. The Board believes that this error in judgment was an isolated occurrence."

In a statement to the board, Mr. Mitchell said, "I should never have allowed this inaccurate representation to occur. There is no excuse for the inexcusable. I intend to do everything possible to affirm the trust that the Board has placed in me."

About MCG Capital Corporation

MCG Capital Corporation (Nasdaq: MCGC) is a solutions-focused financial services company providing

financing and advisory services to companies throughout the United States in the communications, information services, media and technology industry sectors. The company's investment objective is to achieve current income and capital gains. MCG is an internally managed business development company under the Investment Company Act of 1940. Since its inception, MCG has originated an aggregate of over $2 billion in investments in over 200 transactions. MCG typically works with companies with $10 million to $150 million in revenues.

Forward-Looking Statements:

This press release contains forward-looking statements (i.e., statements that are not historical fact) describing the Company's future plans and objectives. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from the results expressed or forecasted in the forward-looking statements, including without limitation (1) an economic downturn could impair our customers' ability to repay our loans and increase our non-performing assets, (2) an economic downturn could disproportionately impact the communications, information services, media and technology industries in which we concentrate causing us to suffer losses in our portfolio and experience diminished demand for capital in these industry sectors, (3) a contraction of available credit and/or an inability to access the equity markets could impair our lending and investment activities, and (4) interest rate volatility could adversely affect our results. These and other risks, uncertainties and factors are enumerated in the Company's filings from time to time with the Securities and Exchange Commission, including our Form 10-K's, Form 10-Q's and Form 8-K's. Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on such assumptions also could be incorrect. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this press release should not be regarded as a representation by us that our plans and objectives will be achieved. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. We undertake no obligation to update such statements to reflect subsequent events.

Make Your Opinion Count - Click Here
http://tbutton.prnewswire.com/prn/11690X55573415

SOURCE MCG Capital Corporation

Sherry L. Edwards of MCG Capital Corporation, +1-703-247-7502,
or SEdwards@MCGCapital.com
(MCGC)

News Provided by COMTEX

Exhibit 4



Cited passage @ p. 3

RMY Columnist Conversation

Weekend reading: Halloween specials, the Lula effect, and sharpees on Sharpe

Paul Kedrosky
11/03/02 10:52 AM EST

Some reading that caught my attention this weekend:

First, this intriguing academic piece on the Halloween effect: "Sell in May and go away". Contrary to prior studies, this one finds that not only does the effect exist -- stock market returns are higher in November-April than in May-October -- but it is stable and detectable in 36 of 37 markets the authors studied. Unlike other market anomalies this one a) exists in both developed and emerging markets, b) it persists despite detection, and c) it is kind of like improbability drive, with a likelhiood on the order of one-in-a trillion.

Next, an Economist piece that plays into a prior week where I wrote about deflationary trends and the debate with respect to global service deflation. If you recall, the argument is that service is largely inflationary because it is local -- there are not the same pressures from increasing globalization driving down prices. Well, as Mckinsey and others are finding out, there more ways that price pressure from increased supply can work their way into a service market, in this case management consulting. Revenues at the top firms are off by at least 10%, and it will take at least until 2007 to reach late-1990s revenue levels.

There is a very interesting piece in Institutional Investor about the ongoing debate over risk measurement and gaming Sharpe ratios. As various academic articles have shown, the Sharpe ratio can fall prey to trickery. Even Bill Sharpe, its namesake and creator, is a critic in that regard. Second, it gives a false sense of precision. Consider: Janus Twenty, had an attractive Sharpe ratio on December 31, 1999, of 1.47 based on three-year historical returns. Janus Twenty lost 32 percent in 2000, 29 percent in 2001, and 24 percent this year through the end of September, for a cumulative loss of 65 percent.

Finally, some quick hits: the Iowa Electronic Election Market shows solidifying likelihood for a Republican House and Democratic Senate in the mid-term U.S. elections (the stock representing a Democratic House was sharply on the rise

until late last week); the Economist has an interesting special report on freeing up migration (everyone agrees on skilled migrants, but the unskilled test even immigration-happy Canada's resolve); and the Washington Post has this interview with Luiz "Lula" Inacio da Silva, Brazil's new left-wing president (he makes clunky and over-scripted noises about his love for free markets and his uninterest in negotiating Brazil's debt).

none mentioned

Paired (conceptual) media arbitrage

Paul Kedrosky
11/03/02 12:46 PM EST

Should have included this pair of NY Times articles that neatly capture (in drive-by fashion) what's wrong with the media business:

The first is about how good ideas get stranged on their way to market: It is a word-of-mouth-fuelled look at how much users love XM Satellite and Sirius, the satellite radio businesses that will transform network radio if they don't run out of cash first. The parallels with early cable remain obvious and unescapable. And if the current Siruis recap works, which seems to be pushing 50/50 these days, the parallels with cable's success from a stock standpoint will be even more striking.

The second is about how bad ideas don't get strangled on their way to market: It is a fascinating roundtable with three kingpins of the television programming business (Leslie Moonves, president and C.E.O. of CBS and head of UPN, Jeff Zucker, president of NBC Entertainment, and Chris Albrecht, chairman of HBO) as they hem, haw, and generally try to sound like they would have done X, gosh darn it, if they hadn't been urged to program Y by someone else. Best repeated notion: all television hits are accidents. If that's true, it suggests the contrarian strategy of choosing an entirely programming schedule for the Fall season -- then tossing the whole thing in favor of the shows that were discarded.

none

Pitt going, going gone

Paul Kedrosky
11/03/02 07:41 PM EST

GW Bush is set to oust SEC commish Pitt after a review of the Webster

appointment, Bloomberg is reporting today. Would happen after Tuesday's election if the investigation shows that Pitt misled his fellow commissioners.

Next week is setting up to be a barn-burner. Read Cramer's column at right for a reminder of what an upside blow-off rally is like. Juding from my email, there are a lot of people who are too exposed and too negative who need to know.

none

---

mcgc

Herb Greenberg
11/03/02 07:54 PM EST

MCG Capital Chairman Brayn Mitchell resigned as chairman but will remain as CEO after admitting, in response to my questions, that he didn't graduate from Syracuse University as he claimed he had. (Turns out he also had attended Washington University for two years.) He'll also have to pay back last year's bonus and won't get one this year. He'll also have to pay back his $1 million loan from the company. Such a deal! Can't help but wonder why credibility an admitted liar, of a CEO, will have going forward. (And can't help but wonder what else at the company has been, shall we say, embellished.)

none

© 1996-2002 TheStreet.com, Inc. All Rights Reserved.

Exhibit 5



Herb on TheStreet

MCG Capital Makes Its Own Change to CEO's Resume

By Herb Greenberg
Senior Columnist

11/04/2002 11:21 AM EST
URL: http://www.thestreet.com/p/rmoney/herbonthestreet-rm/10052085.html

MCG Capital (MCGC:Nasdaq - news - commentary) took CEO Bryan Mitchell to the woodshed over the weekend. Not only did he lose his chairman title, but he also is being forced to pay back his bonus from last year and use dividends from his MCG restricted stock to repay loans from the company. And by the way, he won't get his bonus for this year, either.

The action, announced on Sunday, occurred after the company admitted Friday that Mitchell didn't actually have a B.A. from Syracuse University, as he had claimed in bios in at least a dozen **SEC** filings. It turns out he attended Syracuse for three years and Washington College in Chestertown, Md., for two -- something he never disclosed -- but didn't get a degree from either place.

The company came clean on all this after I told Mitchell in an email that I had a few questions about his college background.

Why companies don't fire resume fabricators, such as Mitchell and **Bausch & Lomb** (BOL:NYSE - news - commentary) CEO Ron Zarrella, is anybody's guess -- especially in an environment such where CEO credibility is *everything*.

While a college education doesn't guarantee good results -- just take a look at **Enron**, whose top executives had some of the best educational pedigrees -- the issue is one of honesty. "They may lie to get the jobs and power, often with personality issues and related self-images that are intolerant of failure -- i.e., not getting the job," says San Diego psychiatrist Emanuel Rosen, co-author of the book *Think Like a Shrink: 100 Principles for Seeing Deeply into*

Yourself and Others. "Failure means self-annihilation; it is the drop of ink that spoils the glass of water."

But if they lie to get a job, and if the fear of failure is that great, what other fibs will they be willing to tell?

For that very reason I believe the SEC should force all companies, in their proxies, to include the college histories of all board members, the chief executive, the president (unless they're one and the same) and the chief financial officer.

If they didn't graduate, they should be required to say they "attended" college, and list the name of the college and the years attended. If they didn't attend college, the bio should say something like, "College: N/A."

This idea is to let investors do their own research, if they desire, to determine if executives are who they claim they are. If it turns out the person wasn't telling the truth about something as simple as their educational background, it would then be up to investors to determine whether they want to continue to invest in a company run by a liar. Of course, you'd think companies would do their own background checks, but that's another story for another day.

Click here to be notified immediately by email whenever Herb Greenberg posts to *RealMoney*.

Herb Greenberg writes daily for TheStreet.com. In keeping with TSC's editorial policy, he doesn't own or short individual stocks, though he owns stock in TheStreet.com. He also doesn't invest in hedge funds or other private investment partnerships. He welcomes your feedback and invites you to send any to Herb Greenberg. Greenberg also writes a monthly column for Fortune. Click here to be notified immediately by email whenever Herb Greenberg posts to RealMoney.

Brian Harris and Mark Martinez assisted with the reporting of this column.

TheStreet.com has a revenue-sharing relationship with Amazon.com under which it receives a portion of the revenue from Amazon purchases by customers directed there from TheStreet.com.

Exhibit 6



Herb on TheStreet

MCG Capital's Portfolio Eye-Opener

By Herb Greenberg
Senior Columnist

11/12/2002 03:05 PM EST
URL: http://www.thestreet.com/p/rmoney/herbonthestreet-rm/10053767.html

When a CEO lies about his educational background, as this column flushed out a week-and-a-half ago with **MCG Capital** (MCGC:Nasdaq - news - commentary) CEO Bryan Mitchell, you have to wonder what else might not be right.

Short-sellers have been accusing MCG, along with other business development companies, of deliberately overvaluing their investment portfolios. The shorts say the overvaluations permit MCG to avoid taking costly writedowns or out-and-out losses, allowing the company to keep dividend payouts high. MCG's dividend yield, reflecting the stock's recent weakness, is now near a nosebleed 20%.

Enter **BiznessOnline.com**, which is on the hook to MCG for $14 million. BiznessOnline has a negative book value, no working capital and no profits. "Basically," says one MCG short, "BiznessOnline is a walking dead company."

Yet as of June 30, BiznessOnline's debt was valued on MCG's books at nearly $13.9 million -- a negligible discount to its $14 million cost.

Even BiznessOnline itself discloses in its **SEC** filings that its financials are in perilous shape. As of June 30, BiznessOnline warned that it was "not in compliance" with its loan agreement with MCG, though (surprise, surprise) it received a waiver from MCG.

And good thing: According to BiznessOnline's disclosure: "If we were to be in default and if the default is not cured, or waived by our lender, the lender could seek remedies against us, including penalty rates of interest, immediate

repayment of the debt, redemption of our redeemable preferred stock, and/or foreclosure on our assets securing the debt. If we become insolvent or enter into a liquidation proceeding, after payment to our creditors, there are likely to be insufficient assets remaining for any distribution to shareholders."

So what does a company with no money and no apparent prospects do? "Why," the MCG short says, "acquire another company, of course."

Indeed, on Sept. 3 BiznessOnline said it agreed to acquire substantially all of the assets of Essex Communications from **eLEC Communications**, which supposedly will help BiznessOnline "offer a more comprehensive suite of quality resources and products to our customers." Terms weren't disclosed -- at least not in the press release. But according to eLEC's proxy, the business is being unloaded for $5 (that's right, *five dollars*) plus the assumption of $9.8 million in liabilities!

Could BiznessOnline be acquiring assets, even for virtually nothing, so MCG can keep BiznessOnline's value as high as possible? It's hard to say, because BiznessOnline is doing so poorly that in order to cut costs the company has deregistered -- yes, that's right, *deregistered!* -- itself from the SEC. That means it will no longer file such bare-it-all documents as 10-Qs and 10-Ks. (How convenient.) Its stock also will cease to be quoted -- even on the over-the-counter bulletin board.

If BiznessOnline's debt is being kept near full value, you can only wonder how many others like it within MCG there are.

MCG officials couldn't be reached for comment.

We hope that you are enjoying our premium content for FREE. Don't miss these *RealMoney* columns in the future: Click here to take a free 30-day trial of *RealMoney*.

Herb Greenberg writes daily for TheStreet.com. In keeping with TSC's editorial policy, he doesn't own or short individual stocks, though he owns stock in TheStreet.com. He also doesn't invest in hedge funds or other private investment partnerships. He welcomes your feedback and invites you to send any to Herb Greenberg. Greenberg also writes a monthly column for Fortune. Click here to be

notified immediately by email whenever Herb Greenberg posts to RealMoney.

Brian Harris and Mark Martinez assisted with the reporting of this column.

Exhibit 7

Equity GPO

Hit <MENU> to return to graph or <PAGE> to continue.

PRICE TABLE W/MOV AVE & VOL

MCGC US

USD

THIS PAGE: 12/31/02 TO: 12/16/02

DATE	OPEN	HIGH	LOW	CLOSE	MA1	MA2	VOL	VAVE
F								
T								
W								
T 12/31	10.60	11.13	10.60	10.77			84450	
M 12/30	10.80	10.99	10.50	10.72			69675	
F 12/27	11.16	11.17	10.77	11.00			106296	
T 12/26	10.52	11.14	10.52	11.05			62689	
W 12/25								
T 12/24	10.98	11.25	10.98	11.14			94040	
M 12/23	10.90	11.26	10.70	11.04			134190	
F 12/20	10.79	11.38	10.55	11.02			150296	
T 12/19	11.38	11.63	10.64	10.70			105669	
W 12/18	11.50	11.69	11.321	11.45			44700	
T 12/17	11.74	11.85	11.39	11.41			125400	
M 12/16	11.57	12.11	11.57	12.10			146560	

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2003 Bloomberg L.P.
G447-78-0 30-Jul-03 12:38:42



Page

DG03 Equity **GPO**

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PRICE TABLE W/MOV AVE & VOL

MCGC US

USD

THIS PAGE: 12/13/02 TO: 11/25/02

DATE	OPEN	HIGH	LOW	CLOSE	MA1	MA2	VOL	VAVE
F 12/13	11.899	11.91	11.66	11.66			49037	
T 12/12	11.89	11.95	11.56	11.801			185400	
W 12/11	11.90	12.03	11.46	11.90			88726	
T 12/10	11.26	12.00	11.15	12.00			154437	
M 12/ 9	11.27	11.39	11.00	11.39			178500	
F 12/ 6	11.07	11.17	11.00	11.14			65500	
T 12/ 5	11.05	11.25	11.05	11.20			134554	
W 12/ 4	11.32	11.32	11.00	11.15			251800	
T 12/ 3	11.15	11.20	10.87	11.022			105313	
M 12/ 2	11.12	11.25	11.05	11.10			191625	
F 11/29	10.92	11.00	10.74	10.99			28600	
T 11/28								
W 11/27	10.84	10.84	10.29	10.84			105505	
T 11/26	10.98	11.00	10.72	10.85			83406	
M 11/25	11.08	11.25	10.89	10.96			247950	

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2003 Bloomberg L.P.
G447-78-0 30-Jul-03 12:38:43



PRICE TABLE W/MOV AVE & VOL

MCGC US

USD

THIS PAGE: 11/22/02 TO: 11/4/02

DATE	OPEN	HIGH	LOW	CLOSE	MA1	MA2	VOL	VAVE
F 11/22	10.14	11.08	10.011	10.88			269100	
T 11/21	10.01	10.20	9.96	10.08			285100	
W 11/20	9.99	10.04	9.88	10.00			76800	
T 11/19	10.05	10.129	9.89	9.89			100800	
M 11/18	9.99	10.15	9.68	9.96			143600	
F 11/15	9.72	9.98	9.50	9.98			99651	
T 11/14	9.40	9.90	9.38	9.85			150544	
W 11/13	9.491	9.53	9.12	9.49			177100	
T 11/12	9.75	9.83	9.00	9.579			275872	
M 11/11	9.85	10.00	9.60	9.81			249200	
F 11/ 8	9.90	10.01	9.78	9.95			103492	
T 11/ 7	10.21	10.50	9.80	9.90			390369	
W 11/ 6	9.68	10.49	9.60	10.15			1103176	
T 11/ 5	9.89	9.90	9.35	9.62			697041	
M 11/ 4	9.15	10.10	8.65	9.92			1520405	

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2003 Bloomberg L.P.
G447-78-0 30-Jul-03 12:38:45



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PRICE TABLE W/MOV AVE & VOL

MCGC US

USD

THIS PAGE: 11/1/02 TO: 10/14/02

DATE	OPEN	HIGH	LOW	CLOSE	MA1	MA2	VOL	VAVE
F 11/ 1	11.85	11.85	7.46	8.40			6085693	
T 10/31	11.75	11.96	11.65	11.74			59600	
W 10/30	12.05	12.05	11.65	11.74			210100	
T 10/29	13.64	13.65	11.70	12.21			293880	
M 10/28	13.54	13.70	13.35	13.64			21600	
F 10/25	13.68	13.68	13.23	13.60			20850	
T 10/24	13.41	13.69	13.20	13.42			44200	
W 10/23	13.45	13.60	13.21	13.30			34600	
T 10/22	13.78	13.78	13.40	13.46			90100	
M 10/21	13.38	13.95	13.29	13.70			81400	
F 10/18	13.65	13.85	13.25	13.351			49600	
T 10/17	13.89	14.43	13.34	13.75			76900	
W 10/16	13.60	14.38	13.33	14.00			61600	
T 10/15	13.10	14.00	13.09	13.95			75400	
M 10/14	13.00	13.08	12.33	12.958			66800	

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2003 Bloomberg L.P.
6447-78-0 30-Jul-03 12:38:46



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PRICE TABLE W/MOV AVE & VOL

MCGC US

USD

THIS PAGE: 10/11/02 TO: 10/1/02

DATE	OPEN	HIGH	LOW	CLOSE	MA1	MA2	VOL	VAVE
F 10/11	12.331	13.08	12.25	13.01			31400	
T 10/10	11.70	12.50	11.70	12.36			104500	
W 10/ 9	11.86	12.03	11.70	11.70			110200	
T 10/ 8	11.95	12.979	11.80	12.00			56000	
M 10/ 7	11.71	12.50	11.57	11.869			45350	
F 10/ 4	12.79	12.79	11.11	11.60			167900	
T 10/ 3	12.91	13.099	12.75	12.76			44200	
W 10/ 2	13.00	13.09	12.69	12.80			106700	
T 10/ 1	13.05	13.40	12.86	13.00			112600	

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2003 Bloomberg L.P.
G447-78-0 30-Jul-03 12:38:47



Exhibit 8

Page DG03 Index **GPO**

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PRICE TABLE W/MOV AVE & VOL

SPX -- S&P 500 INDEX

USD

THIS PAGE: 12/31/02 TO: 12/16/02

DATE	OPEN	HIGH	LOW	CLOSE	MA1	MA2	VOL	VAVE
F								
T								
W								
T 12/31	879.39	881.93	869.45	879.82			1.08BLN	
M 12/30	875.40	882.10	870.23	879.39			1.06BLN	
F 12/27	889.66	890.46	873.62	875.40			775.2MLN	
T 12/26	892.47	903.89	887.48	889.66			766.2MLN	
W 12/25								
T 12/24	897.38	897.38	892.29	892.47			494.3MLN	
M 12/23	895.74	902.43	892.26	897.38			1.12BLN	
F 12/20	884.25	897.79	884.25	895.75			2.04BLN	
T 12/19	890.02	899.19	880.32	884.25			1.59BLN	
W 12/18	902.99	902.99	887.82	891.12			1.5BLN	
T 12/17	910.40	911.22	901.74	902.99			1.33BLN	
M 12/16	889.48	910.42	889.48	910.40			1.38BLN	

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2003 Bloomberg L.P.
G447-78-0 30-Jul-03 16:10:11



Page

DG03 Index GPO

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PRICE TABLE W/MOV AVE & VOL

SPX -- S&P 500 INDEX

USD

THIS PAGE: 12/13/02 TO: 11/25/02

DATE	OPEN	HIGH	LOW	CLOSE	MA1	MA2	VOL	VAVE
F 12/13	901.58	901.58	888.48	889.48			1.35BLN	
T 12/12	904.96	908.37	897.00	901.59			1.35BLN	
W 12/11	904.45	909.94	896.48	904.96			1.37BLN	
T 12/10	892.00	904.95	892.00	904.45			1.34BLN	
M 12/ 9	912.23	912.23	891.97	892.00			1.39BLN	
F 12/ 6	906.55	915.48	895.96	912.23			1.46BLN	
T 12/ 5	917.58	921.49	905.90	906.55			1.38BLN	
W 12/ 4	920.75	925.25	909.51	917.57			1.74BLN	
T 12/ 3	934.53	934.53	918.73	920.75			1.58BLN	
M 12/ 2	936.31	954.28	927.72	934.53			1.74BLN	
F 11/29	938.87	941.82	935.58	936.31			701.2MLN	
T 11/28								
W 11/27	913.31	940.41	913.31	938.87			1.5BLN	
T 11/26	932.87	932.87	912.10	913.31			1.73BLN	
M 11/25	930.55	937.15	923.31	932.88			1.77BLN	

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2003 Bloomberg L.P.
G447-78-0 30-Jul-03 16:10:13



Hit <MENU> to return to graph or <PAGE> to continue.

PRICE TABLE W/MOV AVE & VOL

SPX -- S&P 500 INDEX

USD

THIS PAGE: 11/22/02 TO: 11/4/02

DATE	OPEN	HIGH	LOW	CLOSE	MA1	MA2	VOL	VAVE
F 11/22	933.76	937.28	928.41	930.55			1.85BLN	
T 11/21	914.15	935.13	914.15	933.76			2.38BLN	
W 11/20	896.74	915.01	894.93	914.15			1.78BLN	
T 11/19	900.36	905.45	893.09	896.74			1.56BLN	
M 11/18	909.83	915.91	899.48	900.36			1.53BLN	
F 11/15	904.27	910.21	895.35	909.83			1.71BLN	
T 11/14	882.53	904.27	882.53	904.27			1.74BLN	
W 11/13	882.95	892.51	872.05	882.53			1.71BLN	
T 11/12	876.19	894.30	876.19	882.95			1.6BLN	
M 11/11	894.74	894.74	874.63	876.19			1.27BLN	
F 11/ 8	902.65	910.11	891.62	894.74			1.65BLN	
T 11/ 7	923.76	923.76	898.68	902.65			1.73BLN	
W 11/ 6	915.39	925.66	905.00	923.76			2.01BLN	
T 11/ 5	908.35	915.83	904.91	915.39			1.59BLN	
M 11/ 4	900.96	924.58	900.96	908.35			2.09BLN	

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2003 Bloomberg L.P.
G447-78-0 30-Jul-03 16:10:15



Hit <MENU> to return to graph or <PAGE> to continue.

PRICE TABLE W/MOV AVE & VOL

SPX -- S&P 500 INDEX

USD

THIS PAGE: 11/1/02 TO: 11/1/02

DATE	OPEN	HIGH	LOW	CLOSE	MA1	MA2	VOL	VAVE
F 11/ 1	885.76	903.42	877.71	900.96			1.79BLN	

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2003 Bloomberg L.P.
G447-78-0 30-Jul-03 16:10:16

